      Rule 424(b)(3)
      No.333-112518

PROSPECTUS

4,000,000 SHARES

PARALLEL PETROLEUM CORPORATION

Common Stock

     This prospectus relates to 4,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by certain of our stockholders. See “Selling Stockholders.” The shares were issued by Parallel in December 2003 when we completed a private placement of the shares pursuant to two separate stock purchase agreements entered into with various selling stockholders.

     We are not offering any shares of our common stock for sale under this prospectus. We will not receive any of the proceeds from the sale of shares by selling stockholders under this prospectus.

     Our common stock is quoted on the NASDAQ National Market under the symbol “PLLL.” On February 3, 2004, the closing sale price of our common stock was $4.20 per share.

     Our principal executive office is located at 1004 N. Big Spring, Suite 400, Midland, Texas 79701 and the telephone number is (432) 684-3727.

     The selling stockholders may offer these shares from time to time in the NASDAQ National Market or otherwise. The shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Any agents, brokers or dealers through whom sales are made may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any amounts received by them in exchange for their services in connection with such sales may be deemed to be underwriting commissions. The selling stockholders will generally be responsible for their legal fees and for any commissions or discounts due to brokers or dealers. The amount of these commissions and discounts will be negotiated before the sales. We will pay the other offering expenses. See “Plan of Distribution.”

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CONSIDER CAREFULLY THE MATTERS SET FORTH UNDER “RISK FACTORS” BEGINNING ON PAGE 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is February 12, 2004.

ABOUT PARALLEL
RISK FACTORS
FORWARD LOOKING STATEMENTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS

ABOUT PARALLEL

     Parallel Petroleum Corporation is an independent oil and gas exploration and production company. Our primary business is oil and natural gas exploration, development and production, and the acquisition of producing oil and gas properties. These activities are concentrated in three core areas:

1.	the Permian Basin of west Texas;

2.	Liberty County in east Texas; and

3.	the onshore gulf coast area of south Texas.

     From 1992 until mid 2002, our activities were concentrated in the onshore gulf coast area of south Texas. In June 2002, we reexamined and revised our business strategy. We shifted the balance of our investments from properties having high rates of production in early years to properties with more consistent production over a longer term. We now emphasize reducing drilling risks by dedicating a smaller portion of our capital to high risk projects, while reserving the majority of our available capital for exploitation, enhancement and development drilling opportunities. Obtaining positions in long-lived oil and gas reserves is given priority over properties that might provide more cash flow in the early years of production, but which have shorter reserve lives. Our risk reduction efforts also include emphasizing acquisition possibilities over high risk exploration projects.

     Since the latter part of 2002, we have reduced the emphasis on high risk exploration efforts and we now focus on established geologic trends where we can utilize the engineering, operational, financial and technical expertise of our staff. Although we will continue to participate in exploratory drilling activities from time to time, reducing financial, reservoir, drilling and geological risks and diversifying our property portfolio are the principal criteria in the execution of our business plan.

     Parallel was incorporated in Texas on November 26, 1979, and reincorporated in the State of Delaware on December 18, 1994.

     Our principal office is located at 1004 N. Big Spring, Suite 400, Midland, Texas 79701 and our telephone number is (432) 684-3727.

     You can obtain additional information about us in the reports and other documents incorporated by reference in this prospectus. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

     In this prospectus when we refer to Parallel and use phrases such as “we” and “our”, we are generally referring to Parallel Petroleum Corporation and its subsidiaries as a whole.

Recent Developments

     On December 23, 2003, we privately placed 4,000,000 shares of common stock in separate transactions pursuant to separate stock purchase agreements with various selling stockholders for an aggregate consideration of $13,000,000.00. In our stock purchase agreements with the selling stockholders, we granted certain registration rights, pursuant to which this prospectus has been prepared.

     The net proceeds to Parallel from the private placement (after deducting expenses and fees) were approximately $12,120,000. These proceeds were used to reduce our outstanding bank indebtedness incurred under our revolving credit facility with our bank lenders. At January 31, 2004, the outstanding principal amount of our borrowings under the revolving credit facility was approximately $30,000,000.

RISK FACTORS

     Ownership of shares of Parallel common stock involves certain risks. In determining whether to purchase shares being offered for sale under this prospectus, you should carefully consider the following risk factors and other information contained in or incorporated by reference in this prospectus or in any applicable prospectus supplement.

Risks Related to Our Business

We are dependent on the oil and gas industry and market prices for oil and gas. The volatility of the oil and gas industry may have an adverse impact on our operations.

     Our revenues, cash flows and profitability are dependent upon prevailing prices for oil and gas. In recent years, oil and gas prices and, therefore, the level of drilling, exploration, development and production, have been extremely volatile. Any significant or extended decline in oil or gas prices will have a material adverse effect on our business, financial condition and results of operations and could impair access to future sources of capital. Volatility in prices, and in the oil and gas industry generally, result from fluctuations in response to changes in supply and demand of oil and gas, market uncertainty and numerous other factors over which we have no control, including:

•	the level of oil and natural gas prices, expectations about future oil and gas prices and the ability of international cartels to set and maintain production levels and prices;

•	the condition of the United States economy;

•	the cost of exploring for, producing and transporting oil and gas;

•	the level and price of foreign oil and gas imports;

•	available pipeline and other oil and gas transportation capacity;

•	the availability of alternative fuel sources;

•	governmental regulation;

•	fluctuating and seasonal demands for oil and gas;

•	weather conditions; and

•	international political, military, regulatory and economic conditions and the ability of oil and gas companies to raise capital.

     Significant declines in oil and gas prices for an extended period may have the following material adverse effects on our business:

•	limit our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce our borrowing capacity;

•	reduce the amount of oil and gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	impair our ability to obtain additional capital;

•	reduce our revenues, operating income and cash flow; and

•	reduce the carrying value of our oil and gas properties.

     No assurance can be given that current levels of oil and gas prices will continue. We expect oil and gas prices, as well as the oil and gas industry generally, to continue to be volatile.

Declining oil and gas prices may cause us to record ceiling test write-downs.

     We use the full cost method of accounting to account for our oil and gas operations. This means that we capitalize the costs to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the capitalized costs of oil and gas properties may not exceed a ceiling limit, which is based on the present value of estimated future net revenues, net of income tax effects, from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. These rules generally require pricing future oil and gas production at unescalated oil and gas prices in effect at the end of each fiscal quarter. If capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess against earnings. This is called a ceiling test write-down. This non-cash impairment charge does not affect cash flow from operating activities, but it does reduce stockholders’ equity. Impairment charges can’t be restored by subsequent increases in the prices of oil and gas.

     The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices decline. In addition, write-downs may occur if we experience substantial downward revisions to our estimated proved reserves.

     During the fiscal quarter ended September 30, 2001, we recognized a non-cash impairment charge of $2,177,128 related to our oil and gas reserves and unproved properties. This impairment of oil and gas assets was primarily the result of the effect of significantly lower oil and gas prices on both proved and unproved oil and gas properties. During the fourth quarter of 2001, we recognized an additional non-cash impairment charge of $14,642,685 related to our oil and gas reserves and unproved properties. This impairment of our oil and gas assets was also primarily attributable to lower oil and gas prices at year end. We did not recognize an impairment in 2002. We cannot assure you that we will not experience ceiling test write-downs in the future.

We may be unable to replace oil and gas reserves that we produce. Failure to replace reserves may negatively affect our business.

     Our future performance depends in part upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Our proved reserves decline as they are depleted. Without successful exploration, development and acquisition activities, our reserves and revenues will decline. In addition, if our reserves decline, then the amount we are able to borrow under our credit facility will decline. No assurance can be given that we will be able to find and develop or acquire additional reserves on an economical basis. If we cannot economically replace our reserves, our results of operations may be materially adversely affected.

We are subject to uncertainties in reserve estimates and future net cash flows.

     Estimates of economically recoverable oil and gas reserves and of future net cash flows are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, and development and operating expenditures may not occur as estimated. Future results of operations will depend upon our ability to develop, produce and sell our oil and gas reserves. Our reserve data incorporated by reference in this prospectus are estimates only and are subject to many uncertainties. Some of our reserve estimates are without the benefit of a lengthy production history and are calculated using volumetric analysis. These estimates are less reliable than estimates based on a lengthy production history. Actual quantities of oil and gas may differ considerably from our estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data.

Our producing properties are concentrated.

     All of our producing properties are located in the State of Texas. At December 31, 2003, approximately 57% of the discounted present value of our proved reserves was attributable to our Fullerton properties in Andrews County, Texas; 16% to our other Permian Basin properties; 12% to our properties in the onshore gulf coast area of south Texas; 11% to our Diamond M prospect in Scurry County, Texas; 3% to our Cook Mountain prospect in Liberty County, Texas; and the remaining 1% to other properties in south Texas.

     The occurrence of mechanical problems, adverse weather conditions or other events that cause curtailment or cessation of production from wells in which we own an interest could have a material adverse effect on us. We will remain more vulnerable to a disproportionate impact of delays or interruptions of production from these wells than those companies whose reserves are geographically diversified until we develop a more diversified production base.

     Any material harm to the current producing reservoirs or any significant governmental regulation with respect to these wells, including any curtailment of production or interruption of transportation of oil or gas produced from the wells could have a material adverse effect on our liquidity and results of operations.

The marketability of our production depends on facilities that we typically do not own or control.

     The marketability of our production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. We generally deliver gas through gas gathering systems and gas pipelines that we do not own. Our ability to produce and market gas on a commercial basis could be harmed by any significant change in the cost or availability of such systems and pipelines.

We face significant competition.

     We operate in the highly competitive areas of oil and gas exploration, exploitation, acquisition and production. We face intense competition from a number of major integrated oil companies and independent oil and gas companies in acquiring properties, marketing production, contracting for drilling equipment and securing trained personnel.

     Many of our competitors have financial and other resources substantially greater than those available to us. This highly competitive environment could harm our business.

We do not control all operations and development.

     Substantially all of our business activities are conducted through joint operating agreements under which we own partial interests in oil and gas properties and wells.

     At December 31, 2003, we owned interests in 364 gross (271.1 net) oil and gas wells for which we were the operator and 506 gross (212.7 net) oil and gas wells where we were not the operator.

     If we do not operate wells in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

     Since we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

We are highly dependent upon key personnel.

     Our success is highly dependent upon the services, efforts and abilities of Thomas R. Cambridge, the Chairman of the Board of Directors of our company, and Larry C. Oldham, the Chief Executive Officer, President and a Director of our company. Our operations could be materially and adversely affected if Mr. Cambridge or Mr. Oldham become unavailable for any reason.

The oil and gas industry is capital intensive.

     The oil and gas industry is capital intensive. We make substantial capital expenditures for the acquisition, exploration for and development of oil and gas reserves.

     Historically, we have financed capital expenditures primarily with cash generated by operations, proceeds from bank borrowings and sales of equity securities. In addition, we may consider selling non-core assets to raise additional operating capital. From time to time, we may also reduce our ownership interests in 3-D seismic and other projects in order to reduce our capital expenditure requirements, depending on our working capital needs.

     Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and gas we are able to produce from existing wells;

•	the prices at which oil and gas are sold; and

•	our ability to acquire, locate and produce new reserves.

     Any one of these variables can materially affect the borrowing base availability under our revolving credit facility with our bank lender.

     If our revenues or the borrowing base under our credit agreement decrease as a result of lower oil and gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to undertake or complete future drilling projects. Our failure to obtain any required additional financing may have a material adverse effect on our growth, cash flow and earnings.

We are subject to many restrictions under our credit facility.

     As required by our credit agreement with our bank lenders, we have pledged substantially all of our oil and gas properties as collateral to secure the payment of our loans. The credit agreement restricts our ability to obtain additional financing, make investments, lease equipment, sell assets, engage in business combinations and enter into hedging transactions. We are also required to comply with certain financial covenants and maintain certain financial ratios. The credit agreement prohibits us from declaring or paying dividends on our common stock, but we are permitted to pay dividends on our outstanding shares of 6% convertible preferred stock if we are not in default under the credit agreement. Although we are currently in compliance with the loan covenants, in the past we have had to request waivers from our banks because of our non-compliance with certain financial covenants and ratios. Our ability to comply in the future with these restrictions and covenants is uncertain and will be affected by the levels of cash flows from our operations and events or circumstances beyond our control. Our failure to comply with any of the restrictions and covenants under the credit agreement could result in a default under the credit agreement, which could cause all of our existing indebtedness to be immediately due and payable.

     The credit agreement limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion, based upon projected revenues from the oil and gas properties securing our loans. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the credit agreement. Any increase in the borrowing base requires the consent of all lenders. If all lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base determined by each lender. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and gas properties as additional collateral. We do not currently have any substantial unpledged properties and no assurance can be given that we would be able to make any mandatory principal prepayments required under the credit agreement.

Our hedging activities create a risk of financial loss.

     In order to manage our exposure to price risks in the marketing of our oil and natural gas, we have in the past and expect to continue to enter into oil and natural gas price risk management arrangements with respect to a portion of our expected production. We use swap, floor and collar hedging arrangements that generally result in a fixed price or a range of minimum and maximum price limits over a specified time period. Hedging contracts limit the benefits we will realize if actual prices rise above the contract price. Our hedging arrangements may expose us to the risk of financial loss in certain circumstances. In a typical hedge transaction, the hedging party will have the right to receive from the counterparty to the hedge, the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, the hedging party is required to pay the counterparty this difference multiplied by the quantity hedged. In this case, if we are the hedging party, we would be required to pay the difference regardless of whether we had sufficient production to cover the quantities specified in the hedge. Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though the payments are not offset by sales of production. Hedging will also prevent us from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge. In addition, these transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the arrangement;

•	the counterparties to our future contracts default on their contractual obligations; or

•	a sudden, unexpected event materially impacts oil or natural gas prices.

     Our oil and gas risk management activities could have the effect of reducing our revenues, which could have an adverse effect on our financial condition. As a result of our hedging transactions, other income for the fiscal year ended December 31, 2002 was reduced by approximately $948,000.

     In the past, some of our hedging contracts required us to deliver cash collateral or other assurances of performance to the counterparties in the event that our payment obligations exceeded certain levels. Future collateral requirements are uncertain but will depend on arrangements with our counterparties and highly volatile natural gas and oil prices.

Weather, unexpected surface conditions and other unforeseen operating hazards may adversely impact our oil and gas activities.

     Our operations are subject to risks inherent in the oil and gas industry, including:

•	blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil;

•	gas or well fluids;

•	fires;

•	pollution;

•	hurricanes;

•	dust storms; and

•	other environmental risks.

     If any of these events occur, we could incur substantial losses as a result of injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage, and suspension of operations.

     Our operations could result in liability for the following:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	remediation;

•	clean-up costs; and

•	other environmental damages, including environmental damages caused by previous property owners.

As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could have a material adverse effect on our financial condition and results of operations.

     We maintain insurance coverage for our operations, including limited coverage for sudden environmental damages and for existing contamination. We do not believe that insurance coverage for environmental damages that occur over time or insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost, and we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damages.

Future insurance packages may provide less protection against risk.

     Oil and gas infrastructure could be direct targets of terrorist attacks and our operations could be adversely affected if infrastructure integral to our operations is destroyed or damaged by such an attack. As a result of such a terrorist attack and of terrorist activities in general, our ability to secure certain insurance coverages at prices that we consider reasonable may be impacted and other coverages or endorsements may not be made available. No assurance can be given that we will be able to duplicate our current insurance package when our policies come up for renewal.

We are subject to various governmental regulations and environmental risks which may cause us to incur substantial costs.

     Our business is subject to laws and regulations promulgated by federal, state and local authorities, including the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Texas Railroad Commission and the Texas Commission on Environmental Quality, relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.

     Our operations are subject to complex federal, state and local environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990 and the Clean Water Act. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. The discharge of natural gas, oil or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

Risks Related to Our Common Stock

Changes in control may be discouraged.

     Our certificate of incorporation, our bylaws and the Delaware General Corporation Law contain provisions that may discourage other persons from initiating a tender offer or takeover attempt that a stockholder might consider to be in the best interests of all stockholders, including takeover attempts that might result in a premium to be paid over the market price of our stock.

     On October 5, 2000, our Board of Directors adopted a stockholder rights plan. The plan is designed to protect Parallel from unfair or coercive takeover attempts and to prevent a potential acquiror from gaining control of Parallel without fairly compensating all of the stockholders. The plan authorized 50,000 shares of $0.10 par Series A Preferred Stock Purchase Rights. A dividend of one Right for each share of our outstanding common stock was distributed to stockholders of record at the close of business on October 16, 2000. If a public announcement is made that a person has acquired 15% or more of Parallel’s common stock or a tender or exchange offer is made for 15% or more of the common stock, each Right entitles the holder to purchase from the company one one-thousandth of a share of Series A Preferred Stock, at an exercise price of $26.00 per one one-thousandth of a share, subject to adjustment. In addition, under certain circumstances, the rights entitle the holders to buy Parallel’s stock at a 50% discount.

You may suffer substantial dilution upon the exercise of outstanding warrants and options and the conversion of outstanding preferred stock.

     We have outstanding a significant number of warrants and options to purchase shares of our common stock, and we also have outstanding shares of preferred stock that are convertible into common stock. If these warrants or options are exercised, or if the preferred stock is converted into common stock, your percentage ownership in Parallel will be diluted and the price per share of our common stock may decline. We have

•	issued warrants to purchase up to 675,000 shares of common stock;

•	granted options to purchase up to 2,138,150 shares of common stock; and

•	issued preferred stock which can be converted into 2,734,285 shares of common stock.

Under our employee and director stock option plans, we may grant options to purchase up to an additional 192,500 shares of common stock. Approximately 75% of our outstanding warrants, options and preferred stock have exercise or conversion prices below $4.20, the last sale price of our common stock on February 3, 2004. Sales of substantial amounts of common stock, or a perception that such sales could occur, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities.

If we issue debt or equity securities, you may lose certain rights and be diluted.

     If we raise funds in the future through the issuance of debt or equity securities, the securities issued may have rights and preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations or dilute your ownership in Parallel.

We do not intend to pay, and have restrictions upon our ability to pay, dividends on our common stock.

     We have not paid cash dividends in the past and do not intend to pay dividends on our common stock in the foreseeable future. Net income from our operations, if any, will be used for the development of our business, including capital expenditures, to retire debt and to pay dividends on our outstanding shares of 6% convertible preferred stock. In addition, our credit facility and our 6% convertible preferred stock contain restrictions on our ability to pay cash dividends on our common stock.

FORWARD LOOKING STATEMENTS

     Some statements contained in this prospectus, any accompanying prospectus supplement, and the documents incorporated by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, statements relating to oil and gas prices, demand for oil and gas, budgets, business strategies and other plans, intentions and objectives of our management for future operations and activities and other such matters. The words “believe”, “budget”, “plan”, “estimate”, “expect”, “intend”, “strategy”, “project”, “will”, “could”, “may”, “anticipate”, “continue” and similar expressions identify forward-looking statements. We believe the assumptions and expectations reflected in these forward-looking statements are reasonable. However, we cannot give any assurance that our expectations will prove to be correct or that we will be able to take any actions that are presently planned. Actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause such a difference include:

•	fluctuations in prices of oil and gas;

•	future capital requirements and availability of financing;

•	geological concentration of our reserves;

•	risks associated with drilling and operating wells;

•	competition;

•	general economic conditions;

•	governmental regulations;

•	receipt of amounts owed to us by purchasers of our production and counterparties to our hedging contracts;

•	hedging decisions, including whether or not to hedge;

•	events similar to 911;

•	actions of third party co-owners of interests in properties in which we also own an interest; and

•	fluctuations in interest rates and availability of capital.

     You are cautioned not to place undue reliance on any of our forward-looking statements, which speak only as of the date of the document or in the case of documents incorporated by reference, the date of those documents.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately by us with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document.

     This prospectus includes by reference the documents listed below that we have previously filed with the Securities and Exchange Commission and that are not included in or delivered with this document. They contain important information about our company.

(1)	Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

(2)	Parallel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

(3)	Parallel’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2003;

(4)	Parallel’s Proxy Statement, dated May 16, 2003, in connection with the Annual Meeting of Stockholders of Parallel held on June 19, 2003;

(5)	Parallel’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

(6)	Parallel’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003;

(7)	Parallel’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

(8)	Parallel’s Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2003;

(9)	Parallel’s Current Report on Form 8-K dated December 2, 2003, filed with the Securities and Exchange Commission on December 9, 2003;

(10)	Parallel’s Current Report on Form 8-K dated January 21, 2004, filed with the Securities and Exchange Commission on January 22, 2004;

(11)	Parallel’s Current Report on Form 8-K dated January 23, 2004, filed with the Securities and Exchange Commission on January 23, 2004;

(12)	Description of Parallel’s Preferred Stock Purchase Rights contained in Registration Statement on Form 8-A dated October 9, 2000, filed with the Securities and Exchange Commission on October 10, 2000; and

(13)	Description of Parallel’s share capital contained in Current Report on Form 8-K dated January 29, 2004, filed with the Securities and Exchange Commission on January 30, 2004.

     We incorporate by reference additional documents that we may file with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of this offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Any statement contained herein or in a document or information incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference herein, modifies or supersedes such statement.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference in this prospectus, other than exhibits to any such document that are not specifically incorporated by reference in such document. Requests for such documents should be directed to:

Steven D. Foster
Chief Financial Officer
Parallel Petroleum Corporation
1004 N. Big Spring, Suite 400
Midland, Texas 79701
Tel. No: (432) 684-3727

     We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the shares of common stock offered by this document is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume that the information appearing in this prospectus, as well as the information we previously filed with the Securities and Exchange Commission and incorporated by referenced, is accurate only as of the date of the documents containing the information.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the following Securities and Exchange Commission public reference room:

450 Fifth Street, N.W.
Washington, D.C. 20549

     Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Parallel’s shares of common stock are traded on NASDAQ National Market under the symbol “PLLL”.

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s internet website at http://www.sec.gov. In addition, Parallel’s Securities and Exchange Commission filings are also available to the public on Parallel’s website, www.parallel-petro.com.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 covering the shares offered by this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

     The following table sets forth the name of each selling stockholder, the total number of shares of our common stock beneficially owned by each selling stockholder as of January 31, 2004, and the total number of shares that each selling stockholder may offer and sell pursuant to this prospectus. Certain of the information included in this table as to these entities and individuals has been furnished to us by the entity or person related to the information for inclusion in this prospectus. The information is based on the assumption that the selling stockholder does not sell any shares of our common stock shown in the table as beneficially owned other than the shares of common stock to be sold under this prospectus.

				Percentage of
				Shares
				Beneficially
	Shares		Shares	Owned
	Beneficially	Shares Being	Beneficially
	Owned	Offered in	Owned	Before	After
Name	Before Offering	the Offering	After Offering	Offering	Offering

W.A. Attebury	15,400	15,400	—	*	—
W.H. Attebury	174,435	31,000	143,435	*	*
Select Contrarian Value Partners, L.P.	100,000	100,000	—	*	—
Ironman Energy Partners, LP	300,000	300,000	—	1.19	—
Crestview Capital Fund II, LP	1,323,000	1,323,000	—	5.24	—
Westcliff Energy Partners, LP	34,500	34,500	—	*	—
Westcliff Public Ventures Fund, LP	65,000	65,500	—	*	—
Craigen L.T. Maine Rev. Family Trust	165,100	120,000	45,100	*	*
Dorothy O. Sinz Family Partnership	166,400	100,000	66,400	*	*
John M. Shelton III	112,700	30,700	82,000	*	*
The Oxford Oil Co.	300,000	300,000	—	1.19	—
John C. Thompson	82,000	50,000	32,000	*	*
CD Investment Partners, Ltd (1)	182,000	182,000	—	*	—
Burton Ahrens	10,000	10,000	—	*	—
Richard P. Kiphart	119,000	119,000	—	*	—
North Sound Legacy Fund LLC	34,449	34,449	—	*	—
North Sound Legacy Institutional Fund LLC	310,034	310,034	—	1.23	—
North Sound Legacy International Ltd.	516,725	516,725	—	2.05	—
Osiris Investment Partners, L.P.	100,000	50,000	50,000	*	*
SDS Capital Group SPC, Ltd.	307,692	307,692	—	1.22	—

* Less than one percent

(1)	CD Capital Management LLC, as the investment manager of CD Investment Partners, Ltd., and John D. Ziegelman, as President of CD Capital Management LLC, each may be deemed to have beneficial ownership of the shares.

     From time to time, we sell to third parties a portion of our interests in oil and gas prospects included in our acreage inventory in cases where we believe our interest in a prospect exceeds a prudent amount, or we jointly participate with third parties in the ownership and development of oil and gas properties. We also acquire interests in oil and gas prospects generated, assembled and operated by third parties. In this regard, we have set forth below descriptions of similar transactions we have had with the named selling stockholders during the three year period ended December 31, 2003.

     During the years ended December 31, 2003, 2002 and 2001, we participated with Allegro Investments, Inc., a company owned and controlled by John C. Thompson, in the joint acquisition, ownership and development of certain oil and gas prospects assembled and operated by unaffiliated third parties. Under these arrangements, we invoice Allegro for its pro rata share of lease acquisition costs, drilling, completion and operating costs. During the year ended December 31, 2003, we billed Allegro approximately $53,300 for its share of these costs; approximately $89,300 in 2002; and approximately $74,500 in 2001. Throughout this same period, we also disbursed to Allegro its pro rata share of revenues attributable to its interests in these prospects. During 2003, we disbursed approximately $49,400 to Allegro; approximately $40,200 in 2002; and approximately $84,000 in 2001. Apart from the transactions in which we participated with Allegro in the ownership and development of properties operated by third parties, we have also entered into exploration agreements with Allegro under which Allegro served as operator of the properties. Through these exploration agreements, we jointly acquire with Allegro working interests in oil and gas leasehold acreage and leasehold options, and participate with Allegro in conducting 3-D seismic surveys and drilling and developing the acreage. In its capacity as operator of the properties, Allegro invoices us monthly for our pro rata share of leasehold acquisition, 3-D seismic, drilling, completion and operating costs. Allegro also pays to us our share of revenues from sales of oil and gas produced from prospects in which we have an interest with Allegro. In 2003, we paid approximately $4,506,000 to Allegro for our pro rata share of these costs; approximately $7,526,000 in 2002; and approximately $7,878,000 in 2001. During 2003, we received from Allegro the aggregate sum of approximately $9,658,000 attributable to our revenue interest in the prospects; approximately $3,576,000 in 2002; and approximately $6,509,000 in 2001.

     During the three years ended December 31, 2003, 2002 and 2001, W.H. Attebury and two of his affiliated entities purchased working interests in oil and gas leasehold acreage from us and participated in the drilling and development of these prospects. Although we are not the operator of these prospects, we invoice Mr. Attebury and his affiliated entities monthly for their pro rata share of lease acquisition costs, and drilling and development costs, and we also disburse their pro rata share of revenues from oil and gas sales. In 2003, we invoiced Mr. Attebury and his affiliated entities less than $100 for their share of costs; approximately $12,600 in 2002; and approximately $129,000 in 2001. During the year ended December 31, 2003, we disbursed approximately $150 to Mr. Attebury and his affiliated entities; approximately $20,200 in 2002; and approximately $44,000 in 2001.

     During the three years ended December 31, 2003, 2002 and 2001, Mike J. Muckleroy, the trustee of the Dorothy O. Sinz Family Partnership, and an affiliated entity of Mr. Muckleroy, also purchased working interests in oil and gas leasehold acreage from us and participated in the drilling and development of these prospects. Although we are not the operator of these prospects, we invoice Mr. Muckleroy and his affiliated entity monthly for their pro rata share of drilling and development costs. We also disburse their pro rata share of revenues from oil and gas sales. In 2003, we invoiced Mr. Muckleroy and the affiliated entity less than $100 for their share of costs; approximately $43,200 in 2002; and approximately $177,700 in 2001. We disbursed approximately $151 to Mr. Muckleroy’s affiliated entity in 2003; approximately $20,250 in 2002; and approximately $48,300 in 2001.

PLAN OF DISTRIBUTION

     The shares of common stock offered hereby are being sold for the account of the selling stockholders. The shares may be sold from time to time by the selling stockholders, or by their pledgees, donees, transferees or other successors in interest. Such sales may be made on the NASDAQ National Market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by any one or more of the following:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	short sales;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable laws.

     From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of Parallel or derivatives thereof, and may sell and deliver the shares of common stock in connection therewith or in settlement of securities loans. From time to time the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the selling stockholder, the broker may offer and sell the pledged shares of common stock from time to time.

     Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares of common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as principal may thereafter resell such shares of common stock from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers) in the NASDAQ National Market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described herein. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. The selling stockholders or their successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of shares of common stock, may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     Under our separate stock purchase agreements with the various selling stockholders, we are required to pay all fees and expenses incident to the registration of the shares of common stock other than fees and expenses of the selling stockholders and will indemnify the selling stockholders to the extent that companies generally indemnify and hold harmless underwriters in connection with public offerings, including liabilities under the Securities Act of 1933. In order to comply with certain states’ securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for Parallel by Lynch, Chappell & Alsup, a Professional Corporation, Midland,Texas. Thomas W. Ortloff, a shareholder in the firm of Lynch, Chappell & Alsup, is Secretary of Parallel.

EXPERTS

     The financial statements of Parallel Petroleum Corporation as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated in this prospectus by reference to Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The estimated oil and gas reserve evaluations and related calculations of Williamson Petroleum Consultants, Inc. and Cawley, Gillespie and Associates, Inc., independent petroleum engineers, incorporated in this prospectus by reference to Parallel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, have been so incorporated in reliance upon the authority of such firms as experts in petroleum engineering.

CHANGE IN ACCOUNTANTS

     We filed a Current Report on Form 8-K dated December 2, 2003, announcing that KPMG LLP resigned as our independent auditor. In addition, we filed a Current Report on Form 8-K dated January 21, 2004, announcing BDO Seidman, LLP was engaged as our new independent auditor. These Current Reports on Form 8-K are incorporated by reference into this prospectus.